                                  EXHIBIT 7.2
                       Press Release, dated March 3, 1997

INTEVAC, INC. ANNOUNCES EXERCISE OF $7,500,000 OVER-ALLOTMENT OPTION ON ITS 6-1/2% CONVERTIBLE SUBORDINATED NOTES

Santa Clara, California, March 3, 1997 - Intevac, Inc. (Nasdaq: IVAC), announced today that the $7,500,000 over-allotment option had been exercised by the initial purchasers on its recently issued 6 1/2% convertible subordinated notes pursuant to an offering within the United States to qualified institutional investors and outside the United States to non-U.S. investors. The over-allotment option increased the total amount of the 6-1/2% convertible subordinated notes issued by Intevac to $57,500,000. The notes have a term of seven years and are convertible into Intevac common stock at a conversion price of $20.625.

The Company stated that it expects to use the net proceeds of the offering for general corporate purposes, including working capital, and may also apply a portion of the net proceeds to the acquisition of related businesses, products and technologies.

The securities to be offered will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from registration requirements.

CONTACT: Charles Eddy, Chief Financial Officer, Intevac Inc., 3550 Bassett Street, Santa Clara, CA 95054 (408) 496-2259, ceddy@intevac.com